SOS Limited

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

March 12, 2024

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Todd Schiffman
Christian Windsor

Re:	SOS Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on December 12, 2023
File No. 333-276006

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SOS Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 9:00 a.m., Eastern Time, on March 13, 2024, or as soon thereafter as practicable.

Very truly yours,

SOS Limited

By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chairman of the Board and Chief Executive Officer